Issuer Free Writing Prospectus dated May 7, 2015

(Relating to the Preliminary Prospectus

Supplement dated May 7, 2015 and the

Prospectus dated September 29, 2014)

Filed Pursuant to Rule 433
Registration No. 333-198994

Weingarten Realty Investors

3.850% Notes due 2025

Issuer:	Weingarten Realty Investors
Security:	Senior Unsecured Notes
Expected Ratings (Moody’s / S&P):*	Baa2 / BBB
Format:	SEC registered
Principal Amount:	$250,000,000
Trade Date:	May 7, 2015
Settlement Date:	May 14, 2015 (T+5)
Maturity Date:	June 1, 2025
Interest Payment Dates:	June 1 and December 1, beginning December 1, 2015
Benchmark Treasury:	2.000% due February 15, 2025
Benchmark Treasury Price / Yield:	98-10 / 2.193%
Spread to Benchmark Treasury:	+175 basis points
Yield to Maturity:	3.943%
Price to Public:	99.233% of the principal amount
Coupon:	3.850% per annum (payable semi-annually)
Optional Redemption: Make-whole call:

We may redeem the notes, in whole or in part at any time or from time to time, prior to maturity. If the notes are redeemed before March 1, 2025, the redemption price will equal the greater of (i) 100% of the principal amount of the notes to be redeemed; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points; plus, in either case, accrued and unpaid interest on the principal amount of the notes to be redeemed to, but excluding, the redemption date.

Par-call:	If the notes are redeemed on or after March 1, 2025, the redemption price will equal 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the principal amount of the notes to be redeemed to, but excluding, the redemption date.

CUSIP / ISIN:	948741 AL7 / US948741AL74
Joint Book-Running Managers:	Wells Fargo Securities, LLC Jefferies LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:

U.S. Bancorp Investments, Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Regions Securities LLC

SMBC Nikko Securities America, Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and related prospectus, when available, if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Jefferies LLC toll-free at 1-877-877-0696, J.P. Morgan Securities LLC collect at (212) 834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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